Contact

www.linkedin.com/in/dorizavala (LinkedIn)

Top Skills

Film Production
Feature Films
Film

Languages

Spanish (Native or Bilingual)

Dori Zavala, JD

Entertainment Attorney | Film Finance & Production Consultant
Greater Phoenix Area

Summary

Dori Zavala is an award-winning attorney and filmmaker with over 23 years experience in the legal, business and finance fields.
She earned a Juris Doctor with honors from the University of Arizona College of Law and a Bachelor's degree from Northwestern University. Dori passed the Series 65 Securities Exam, was registered as a FINRA Investor Advisor Representative, and licensed as a real estate broker in the State of Arizona. Dori has argued cases before the 9th Circuit Court of Appeals and Arizona Supreme Court.

Dori is the founder and CEO of Open For Show Business, a revolutionary consulting practice that provides high-level strategic consulting to filmmakers to guide them in the business, legal and financing aspects of funding and distributing their films. Dori's unique skillset and familiarity with the film industry gives her a unique advantage in helping her clients strategize and build their brands to best position them for success. Dori is particularly skilled in equity financing for films and most recently raised over $1 million dollars for a feature film through a combination of equity crowdfunding and private Reg D raises.
On the legal side, Dori also provides production and clearance counsel for services for films that are moving into production, to ensure that every aspect of the film is legally cleared for distribution and insurance.

Experience

Frankie's Story, LLC

Producer/Screenwriter for PHARMA
January 2020 - Present (4 years 7 months)
United States

Pharma is a feature film based on the true story of the thalidomide tragedy in the US in 1960 and the women who fought to keep an untested

drug off the US market. Learn more and see survivor's interviews at www.pharmathemovie.com.

Open for Show Business
Attorney & Production Consultant
September 2002 - Present (21 years 11 months)
Phoenix, Arizona Area

Entertainment law and film finance and production consulting.

Snell & Wilmer
Associate Attorney
June 2000 - September 2002 (2 years 4 months)
Phoenix, Arizona

Associate practicing commercial litigation.

Education

Northwestern University
Degree: Bachelor of Arts, Political Science and International Studies · (1992 - 1996)

University of Arizona, James E. Rogers College of Law
J.D., Law · (1997 - 2000)

Universidad Iberoamericana, Ciudad de México